Exhibit 99.2

HEXO CORP.
(the “Corporation”)
FORM OF PROXY (“PROXY”)
General Meeting
August 25, 2021 at 10:00 a.m. EDT https://virtual-meetings.tsxtrust.com/1207
(the “Meeting”)

RECORD DATE:	July 13, 2021
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY:	August 23, 2021 at 5:00 p.m. EDT

VOTING METHOD

INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above

FACSIMILE	416-595-9593

MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints Sébastien St-Louis, whom failing Trent MacDonald (the “Management Nominees”), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Transaction Resolution	FOR	AGAINST

To consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix A to the accompanying management information circular relating to the Meeting (the “Circular”), authorizing and approving the issuance by the Corporation, to the shareholders of the entities that carry on the business of Redecan (the “Redecan Shareholders”), of 69,721,116 Common Shares, representing, collectively with the Common Shares issuable in connection with the Senior Secured Convertible Note due 2023 (as defined below), more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), the whole pursuant to that certain share purchase agreement dated May 28, 2021 among the Corporation and the Redecan Shareholders (the “Transaction”), all as more particularly described in the accompanying Circular.	☐	☐
2. Financing Resolution	FOR	AGAINST

To consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Financing Resolution”), the full text of which is set forth in Appendix B to the accompanying Circular, authorizing and approving certain aspects of the Corporation’s senior secured convertible note due May 1, 2023 issued on May 27, 2021 in an aggregate principal amount of US$360.0 million (the “Senior Secured Convertible Note due 2023”) in order to finance the cash portion of the purchase price of the Transaction, as required pursuant to the rules of the Toronto Stock Exchange (the “TSX”), including (i) the issuance of more than 32,198,894 Common Shares on the conversion or redemption of the Senior Secured Convertible Note due 2023, representing more than 25% of the issued and outstanding Common Shares (on a non-diluted basis), and (ii) the issuance of Common Shares by the Corporation at a price less than the market price of the Common Shares, less any allowable discount, both as determined by TSX rules in the event that it wishes to satisfy redemption and certain other payments under the Senior Secured Convertible Note due 2023 in Common Shares.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date (MM/DD/YYYY)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a security holder of the Corporation.

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.

If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Investor inSite

TSX Trust Company offers at no cost to security holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions.

To register, please visit

www.tsxtrust.com/investorinsite

Click on, “Register” and complete the registration form. Call us toll free at 1-866-600-5869 with any questions.

Notice-and-Access

The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period.

Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting.

HEXO CORP. has elected to utilize notice-and-access and provide you with the following information:

Meeting materials are available electronically at www.sedar.com and also at https://docs.tsxtrust.com/2092

If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by August 16, 2021.

www.tsxtrust.com
VANCOUVER CALGARY TORONTO MONTRÉAL	071621_v1